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                                 EXHIBIT 1.00



                                        February 14, 2000

Board of Directors
Intercell Corporation
370 17th Street, Suite 3580
Denver, CO 80202

     RE:  ALTERNATIVE FINANCING AND RECAPITALIZATION PROPOSAL

Gentlemen:

     Triad Technologies, LLC, a Nevada Limited Liability Company, and Technology Investors, LLC, a Colorado Limited Liability Company, (collectively "the Investors") hereby make the following binding offer to Intercell Corporation to assist it in obtaining necessary financing and effecting an appropriate recapitalization with a view towards making Intercell Corporation an operating entity and creating shareholder value.

     We propose the following:

     1. The Investors will purchase 1,000 Convertible Preferred Shares of Intercell Corporation for the sum of $100,000.

     2. The Convertible Preferred Shares shall have the following attributes among others:

             (a) Super priority voting power, giving the Investors a voting power of not less than 51% of the voting power of all combined classes of all shares of outstanding voting securities.
             (b) Promptly, upon payment to Intercell Corporation, for such Convertible Preferred Shares, Intercell Corporation shall convene a Special Meeting of the Shareholders for the purposes of, among other things, approving: (i) a reverse stock split deemed appropriate by the Investors (1:20 or 1:30); (ii) a change in the corporate domicile of Intercell Corporation from Colorado to Nevada; (iii) election of a new Board of Directors, as the Investors shall designate in writing by separate instrument; (iv) such other things as deemed necessary, essential or appropriate by management and counsel to Intercell Corporation.

     3. The Convertible Preferred Shares shall be convertible into not less than 5.0% of all post-split issued and outstanding shares of Intercell.

     4. In addition, the Investors shall purchase 1,500,000 restricted common shares of Nanopierce Technologies, Inc. for $900,000 from Intercell. Intercell shall sell such shares to Investors free of all liens and encumbrances.

     5. The Board of Directors of Intercell Corporation shall upon approval of this offer appoint Mr. Mallory M. Smith, CPA and Mr. R. Mark Richards as the nominees of the Investors to the Board of


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     Directors. The Investors shall have unrestricted right to add or remove any directors they deem appropriate at the Special Meeting of the Shareholders.

6. Stanley Richards, who has an outstanding note payable to Intercell Corporation in the amount of $422,500, agrees to accelerate the payment due date of the note and to pay the balance of such note in the approximate amount of $418,476.46 on the date that the Amendment to the Articles of Incorporation set forth herein are approved by the shareholders, in order to provide additional working capital and operating funds to Intercell Corporation.

7. Payment of the $900,000 for the Nanopierce Technologies, Inc. shares shall be represented by the secured corporate promissory notes of Investors secured by free trading securities of Nanopierce Technologies, Inc. tendered by the Investors in an amount of not less than $900,000 valued at the closing bid price of the common stock of Nanopierce Technologies, Inc. on February 16, 2000. Such shares shall be transferred by DTC to Paine Webber (Denver, Colorado) Intercell Corporation Acct: AB63680. If on or before the approval date of the Amendment to the Articles of Incorporation by the shareholders, the Investors have not tendered a total $900,000 in cash, then such shares, or the appropriate prorata amount, shall irrevocably belong to Intercell Corporation. If the payment is made in cash, prior to that time, then Intercell Corporation shall tender such free trading NanoPierce Technologies, Inc. shares back to the Investors and the secured promissory notes shall be unconditionally cancelled.

8. The Investors, shall upon the approval of this transaction by the Board of Directors of Intercell Corporation, promptly prepare and file such schedules, reports or forms as deemed necessary, essential, appropriate or advisable by counsel to comply with federal securities laws.

9. Investors shall use their best efforts, at their sole expense, to purchase the Series D Preferred stock from Messrs. Bo Wiley and Robert Macri. This effort is intended to eliminate or minimize the threatened or actual litigation by such Holders as a result of Intercell Corporation's inability to deliver common shares to such Holders because of the unavailability of authorized common shares deliverable upon conversion. This transaction is not part of the transaction described herein because it is not a company matter, but rather a private transaction between the Investors and Messrs. Wiley and Macri.

     The Investors give no guarantee that they will succeed in their efforts to deal with the Holders of the Series D Preferred Shares.

     Intercell Corporation waives any rights, including redemption rights to acquire the Series D Preferred shares or the underlying common shares if the Investors succeed in their efforts.

10. This offer is final and must be accepted on or before 7:00 pm of the date of the Board of Directors Meeting to which it is submitted by execution on behalf of Intercell Corporation, by Paul H. Metzinger, President and Chief Executive Officer of the Company.

                                    Sincerely,



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TRIAD TECHNOLOGIES, LLC               TECHNOLOGY INVESTORS, LLC


/s/ H. Glenn Bagwell, Jr.             /s/ R. Mark Richards
--------------------------------      -------------------------
By:  H. Glenn Bagwell, Jr., Esq.      By:  R. Mark Richards
  Authorized Agent

Agreed to, Accepted and Approved this 14th day of February, 2000, on behalf of Intercell Corporation by Board approval, duly granted and given on the 14th day of February, 2000.

INTERCELL CORPORATION


/s/ Paul H. Metzinger
-----------------------------------
Paul H. Metzinger
President & Chief Executive Officer